April 1, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:     Mr. David Gessert
Division of Corporate Finance

Re:    Arrow Financial Corporation
Registration Statement on Form S-3 filed March 18, 2019
File No. 333-230360

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m. Eastern Time on April 3, 2019, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

Very truly yours,

ARROW FINANCIAL CORPORATION

By: /s/ Edward J. Campanella
Edward J. Campanella
Senior Vice President, Treasurer and
Chief Financial Officer

cc:     Michele C. Kloeppel, Thompson Coburn LLP